GENSPERA, INC.

May 14, 2014

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Telephone Number: (202) 551-3715

RE:	GenSpera, Inc.

Registration Statement on Form S-1

Filed March 19, 2014

File No. 333-194687

Dear Mr. Riedler:

We are submitting this letter in response to your comments of March 27, 2014, with regard to the above referenced filing of GenSpera, Inc. (“Company”). This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Prospectus Cover Page

1.	Please revise your fee table to include all securities to be registered in the offering including:

•	Units consisting of common stock and warrants;
•	Common stock underlying units;
•	Warrants underlying units; and
•	Common stock issuable upon exercise of warrants underlying units.

Response:	We have revised the Cover Page of the prospectus as requested.

2.	Prior to going effective, please file an amendment to our registration statement to specify the following:

•	The total number of units to be offered;
•	the number of shares of common stock per unit:

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GENSPERA, INC.

•	the number of warrants per unit; and
•	the expiration date of the warrants.

Response: Prior to going effective, we will file an amendment to our registration statement containing the requested information.

Sincerely,

/s/ Craig Dionne
Craig Dionne
Chief Executive Officer
GenSpera, Inc.

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